SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 000-24484

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MPS Group, Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MPS Group, Inc.

One Independent Drive

Jacksonville, Florida 32202

MPS Group, Inc. Retirement Savings Plan

Index

December 31, 2005 and 2004

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant directed investment transactions.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

MPS Group, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MPS Group, Inc. Retirement Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Jacksonville, Florida

June 5, 2006

MPS Group, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments	$126,348,849	$119,366,211

Total investments, at fair value	126,348,849	119,366,211

Receivables
Participants’ contributions	588,597	533,471
Employer contributions	2,902,658	2,544,560

Total receivables	3,491,255	3,078,031

Net assets available for benefits	$129,840,104	$122,444,242

The accompanying notes are an integral part of these financial statements.

MPS Group, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions to net assets attributed to
Investment income
Interest and dividends	$7,034,185
Net appreciation in fair value of investments	1,672,955

Total investment income	8,707,140

Contributions
Participants	14,062,694
Employer	2,932,630
Other, net	1,245

Total contributions	16,996,569

Total additions	25,703,709

Deductions from net assets attributed to
Benefits paid to participants	18,307,847

Total deductions	18,307,847

Net increase	7,395,862
Net assets available for benefits
Beginning of year	122,444,242

End of year	$129,840,104

The accompanying notes are an integral part of these financial statements.

MPS Group, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of Plan

The following description of the MPS Group, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering professional employees of MPS Group, Inc. (the “Company”) who have completed at least 375 hours of service in any three consecutive month period or at least 1,000 hours in one year. To continue to vest in Company contributions, a participant must work at least 1,000 hours each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each participant may elect to defer all or a portion of their compensation which would have been received in the Plan year, but for the deferral election, for any given pay period (in accordance with the employer’s payroll practices) provided such deferral shall not exceed a participant’s total compensation earned during such Plan year and on or after the pay period for which such deferral is made. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two common/collective trusts, twelve mutual funds, and the Company stock as investment options for participants. The Company, at its discretion, contributes a uniform percentage of the amount of salary elected to be deferred. Contributions are subject to certain limitations.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service at 25% per year of service. A participant is 100% vested after four years of credited service.

In the event of death or total and permanent disability while under the Company’s employment, all amounts credited to the participant’s account as of the subsequent plan anniversary date are considered fully vested.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 5.00% to 10.50%, which were commensurate with local prevailing rates at the time of issuance as determined quarterly by the Plan administrator.

MPS Group, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Payment of Benefits

On termination of service or retirement, a participant or participant’s beneficiary will receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeiture Allocation

Forfeited nonvested accounts totaled approximately $209,000 and $2,000,000 at December 31, 2005 and 2004, respectively. These accounts are used to reduce future employer contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in common stock are stated at fair value based upon quoted market prices. Investments in common/collective trusts and mutual funds are valued at the net asset value of shares held by the Plan at year end.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in fair value of its investments which consists of realized and unrealized gains and losses on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan provides for various investment options in any combination of fixed income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Benefits

Benefits are recorded when paid.

MPS Group, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2005	2004
Common/Collective Trusts
Merrill Lynch Retirement Preservation Trust	$14,458,494	$15,607,880
Merrill Lynch Equity Index Trust I	11,985,952	12,609,705
Mutual Funds
Federated Kaufman Fund	17,950,360	17,124,630
J Hancock US Global Fund	17,008,213	—
Merrill Lynch Mid Cap Value Fund	15,161,191	13,639,911
Calvert Income Fund	14,358,990	14,217,523
Van Kampen Growth & Income Fund	12,197,147	10,941,126
Templeton Foreign Fund	8,637,488	7,001,545
Merrill Lynch Fundamental Growth Fund	—	17,187,692

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,672,955 as follows:

Mutual funds	$904,440
MPS stock	231,651
Common/collective trusts	536,864

$1,672,955

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in all amounts credited to their account.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated August 30, 2002 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

6.	Financial Instruments

Certain financial instruments potentially subject the Plan to concentrations of credit risk. These financial instruments consist of pooled accounts with a mutual fund company.

The Plan limits its credit risk by maintaining its accounts with what it believes to be high quality financial institutions.

MPS Group, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

7.	Related Party Transactions

Certain Plan investments are shares of mutual funds, the MPS Stock Pool Fund, and common/collective trusts managed by Merrill Lynch Retirement Services. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Employees can elect to allocate their contributions to the purchase of MPS stock.

MPS Group, Inc. Retirement Savings Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
Cash	Cash	$99,919
* MPS Stock	Common Stock	2,298,631
* Merrill Lynch Retirement Preservation Trust	Common/Collective Trusts	14,458,494
* Merrill Lynch Equity Index Trust I	Common/Collective Trusts	11,985,952
Federated Kaufman Fund	Mutual Fund	17,950,360
J Hancock US Global Fund	Mutual Fund	17,008,213
* Merrill Lynch Mid Cap Value Fund	Mutual Fund	15,161,191
Calvert Income Fund	Mutual Fund	14,358,990
Van Kampen Growth & Income Fund	Mutual Fund	12,197,147
Templeton Foreign Fund	Mutual Fund	8,637,488
Davis NY Venture Fund	Mutual Fund	2,385,993
* Merrill Lynch Small Cap Value Fund	Mutual Fund	2,275,138
Pioneer Oak Ridge Small Cap Growth	Mutual Fund	2,116,190
* Merrill Lynch US Govement Mortgage Fund	Mutual Fund	1,960,914
Oakmark Equity & Income Fund	Mutual Fund	1,497,393
Seligman Communications & Information Fund	Mutual Fund	712,025
* Participant loans	Loans with rates from 5.0% to 10.5%	1,244,811

		$126,348,849

*	Party-in-interest as defined by ERISA

Exhibits

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MPS GROUP, INC. As Plan Administrator of the MPS Group, Inc. Retirement Savings Plan

/s/ Robert P. Crouch
Robert P. Crouch Senior Vice President, Chief Financial Officer, Treasurer & Chief Accounting Officer June 20, 2006